AR/S


03010288

International Electronics, Inc.

2002 Annual Report








IEI DOOR-GARD






INTERNATIONAL ELECTRONICS, INC
PROX BY HID
ProxCard II





THE COMPANY

International Electronics, Inc. ("IEI") designs, manufactures and markets electronic security equipment used in residential, industrial and commercial security systems and industrial asset management applications. IEI's product lines include its Door-Gard™ and Secured Series™ access control products, its LS line of integrated battery operated door locks, its PowerKey™ industrial access control products, glassbreak sensors, and its VoiceKey™ voice verification access control technology. IEI markets its security products to the leading distribution and installation companies serving the electronic security industry primarily in the United States as well as in Canada, Eastern and Western Europe, Central and South America, Asia and Australia/New Zealand. For more information about IEI and access to our press releases, SEC filings and other investor relations data, please visit our website at www.ieib.com.

Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, which could cause actual results to differ materially from those projected. Certain of these risks and uncertainties are included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

MESSAGE FROM THE PRESIDENT

Dear Shareholder,

I am pleased to report that IEI's 25th year as a corporation was also its most profitable. A number of factors were instrumental in producing a revenue increase in fiscal 2002 and a record year for net income. IEI successfully met several challenges by integrating new automated manufacturing equipment into our production process, responding to increased regulatory requirements for financial reporting, expanding our product line and maintaining a strong balance sheet. These accomplishments took place in what continues to be a very difficult overall economic environment.

Net sales for the fiscal year ended August 31, 2002 were $11,795,255, an 11% increase when compared with $10,584,081 for fiscal year 2001. Operating income for fiscal year 2002 was $767,506 compared with $128,413 for the prior year. In fiscal 2002, income before taxes was $775,001 versus $173,200 in fiscal 2001. Net income for fiscal 2002 was $701,001 or $0.40 per diluted share compared with net income of $136,200 or $0.08 per diluted share for fiscal 2001 for a gain of 415%.

This was IEI's seventh consecutive year of profitable operations. Our record earnings for fiscal 2002 resulted from the growth of our core security business, significant OEM orders for electronic access control products, an increase in gross profit percentage, and reduction in selling, general and administrative expenses as a percentage of net sales. The demand for electronic security products continues to be stronger than the economy in general, and our goal is to secure a greater share of this growing market.

In order to reach this goal, IEI has been aggressively developing additional models for both our LS line of battery operated integrated locksets and Secured Series™ access systems products for introduction during fiscal 2003. This product line expansion follows the introduction of our LS-1 battery operated Door-Gard™ product and version 2.0 Hub Manager software during fiscal 2002.

In January 2003, IEI announced the introduction of its BioRead™ Fingerprint Biometric Access Control System and our worldwide, non-exclusive distribution agreement with Precise Biometrics of Lund, Sweden. The biometric segment of the access control market is one of the fastest growth segments in the industry due to the increasing need to more accurately verify an individual's identity. Our BioRead™ system will allow IEI and its dealers to participate in this growing marketplace. We expect to begin marketing this product during the second quarter of the current fiscal year.

To accommodate the growing demand for electronic security products and to upgrade IEI's production capability, we made a significant investment in automated manufacturing equipment during fiscal 2002. Capital expenditures for the year were $677,496 compared to $299,382 in fiscal 2001. The installation of this new equipment is expected to result in continued high quality output for our products, increasing our responsiveness to customer needs. IEI has long enjoyed a reputation for quality products and outstanding service, and these attributes remain essential in today's environment.

IEI's financial position remains healthy and strong. At the end of fiscal year 2002, our cash and cash equivalent balance was in excess of $2,900,000 with a current ratio of 2.8 and we had significant unused credit lines available. In addition to our independent audit, we have also implemented all currently required management certifications required by the Sarbanes-Oxley Act of 2002.

The worldwide economic environment has been difficult and there is no change to that outlook for the short term. Generating these positive results in such uncertain times is a tribute to the organization's focus on improved operational excellence. In recent years, we have all witnessed added measures of security at office buildings, manufacturing plants, retail stores and other locations. This increase in demand for security-related products, such as those provided by IEI, is expected to be maintained for the foreseeable future.

On behalf of the Board of Directors, I would like to express our sincere thanks to our employees for their dedication and diligence this past year. We would also like to thank our customers for their ongoing support of IEI. Further, we extend our appreciation to our shareholders for their interest in IEI. I look forward to continuing to report to you on important developments throughout fiscal 2003.

Sincerely,



John Waldstein
President and Chief Executive Officer

INTERNATIONAL ELECTRONICS INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended August 31				
	2002	2001	2000	1999	1998
Net sales	$11,795,255	$10,584,081	$11,452,278	$9,425,569	$9,651,603
Net income	701,001	136,200	354,765	555,470	530,129
Net income per share:					
Basic	0.45	0.09	0.23	0.37	0.36
Diluted	0.40	0.08	0.21	0.35	0.34
Total assets	5,960,100	4,781,136	4,800,628	4,165,153	3,312,012
Long-term obligations	303,901	201,488	188,543	117,668	82,859
Shareholders' equity	3,843,189	3,012,649	2,861,464	2,459,288	1,892,962
Research and development	1,059,598	1,045,389	1,201,859	731,302	537,426

Note: No cash dividends were paid in the above years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(as set forth in IEI's Form 10-KSB for the year ended August 31, 2002)

The following discussion should be read in conjunction with our consolidated financial statements and notes to those statements. The following discussion contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the matters discussed in "Risk Factors" and elsewhere in this report.

Critical Accounting Policies

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements in this Annual Report on Form 10-KSB for the year ended August 31, 2002 describes the significant accounting policies used in the preparation of our consolidated financial statements. Management bases its estimates and judgments on historical experience, market trends, and other factors that are believed to be reasonable under the circumstances. Estimates are used for, but not limited to, the accounting for allowance for doubtful accounts and sales returns, inventory reserves, warranty reserves and contingencies. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

The allowance for doubtful accounts and sales returns is based on our assessment of the collectibility of specific customer accounts, the aging of our accounts receivable and trends in product returns. While we believe that our allowance for doubtful accounts and sales returns is adequate and that the judgment applied is appropriate, if there is a deterioration of a major customer's credit worthiness, actual defaults are higher than our previous experience, or actual future returns do not reflect historical trends, our estimates of the recoverability of the amounts due us and our sales could be adversely affected.

Inventory purchases and commitments are based upon future demand forecasts for our products and our current level of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of rapidly changing technology and requirements, we may be required to increase our inventory reserve and as a result, our gross profit margin could be adversely affected.

We accrue for warranty costs based on the historical rate of claims and costs to provide warranty services as the sale is recognized. While we believe the accrual for warranty costs is adequate to address known warranty issues, if we experience an increase in warranty claims that are higher than our historical experience or our costs to provide warranty services increase, we may be required to increase our warranty accrual and as a result, our gross profit margin could be adversely affected.

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Results of Operations

Fiscal years ended August 31, 2002, 2001 and 2000

Net Sales. Net sales in 2002 increased 11% from 2001, while 2001 sales decreased 8% from 2000. The increase in sales for 2002 compared to the prior year is primarily due to increases in digital keypad and OEM product sales. The reduction in sales for 2001 compared to the prior year was due to decreases in access control, glassbreak, and OEM product lines, partially offset by increases in the digital keypad and vertical market product lines.

Cost of Sales/Gross Profit. Our cost of sales consist primarily of purchased materials, manufacturing salaries and related personnel expenses, facility overhead, and amounts paid to third-party manufacturers. The ratios of gross profit to net sales were 47% in 2002, 44% in 2001, and 45% in 2000. The increase in the gross profit ratio for 2002 from the prior year is primarily the result of improved manufacturing efficiencies due to increased sales volume, a customer settlement of $160,000 for cancellation of the customer's purchase commitment, and a reduction in material costs, partially offset by start-up costs incurred in the implementation of the recently purchased production equipment. The decrease in the gross profit ratios for 2001 from the prior year was due to product mix and additional manufacturing costs. We expect future gross profit as a percentage of net sales to decline slightly from the current level due to the non-recurring customer settlement benefit in 2002. Our gross profit as a percentage of net sales in a particular quarter is highly variable due to many factors such as revenue volume. Gross profit may also be adversely affected by increases in manufacturing costs, excess and obsolete inventory, warranty costs, increased price competition, geographic mix, changes in sales channels or product mix.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related personnel expenses, consulting fees, and prototype costs. Research and development expenses were $1,059,598 in 2002, as compared to $1,045,389 in 2001 and $1,201,859 in 2000. The increase in costs in 2002 from the prior year is primarily due to increases in personnel and related expenses, partially offset by a reduction in prototype costs, consultants and depreciation expenses. The reduction in costs in 2001 from the prior year is primarily due to decreases in personnel and related expenses and consulting fees. We believe that research and development is critical to our strategic product development objectives and we intend to continue to enhance our products. Accordingly, we expect future research and development expenses to remain consistent in absolute dollars at its current level.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related personnel expenses, commissions, travel and entertainment expenses, trade shows, advertising, telephone, bad debts and professional fees. As a percentage of net sales, selling, general and administrative expenses were 31% in 2002 and 33% for both 2001 and 2000. The decreases in expenses as a percentage of net sales in 2002 from the prior year is due to sales efficiencies and primarily due to decreases in bad debt, trade show, and telephone expenses, and to a lesser extent, reductions in investor relations and travel expenses, partially offset by increased professional fees and salary related expenses. We expect future selling, general and administrative expenses to increase in absolute dollars from its current level as we introduce new products to the market and expand our sales organization.

Other Income. Other income primarily consists of interest earned on our cash balances, and to a lesser extent, sundry other non-operating items. Other income was $36,053 in 2002, $77,116 in 2001, and $81,755 in 2000. The decrease in 2002 from the prior year is the result of a reduction in interest rates earned on our excess cash balances.

Interest Expense. Interest expense consists of interest incurred on equipment financing. Interest expense was $28,558 for 2002, $32,329 in 2001, and $29,706 in 2000. The decrease in 2002 from the prior year is the result of lower interest rates on equipment borrowings, partially offset by an increase in outstanding debt.

Income Taxes. IEI's effective income tax rate, which includes current and deferred taxes, was 10% for 2002, 21% for 2001 and (29%) for 2000. The difference between the effective tax rate and the federal statutory rate for 2002 and 2001 is primarily the result of utilization of net operating loss carryforwards. IEI's effective tax rate in 2000 differs from the federal statutory rate because of the deferred tax asset recorded during the year and utilization of federal net operating loss carryforwards. We expect that our future effective income tax rate will approximate the state and federal statutory rates because as of August 31, 2002 we have utilized the majority of our available net operating loss carryforwards.

Liquidity and Capital Resources

As of August 31, 2002, IEI had $3,258,965 in working capital as compared to $2,613,067 at August 31, 2001. The ratio of current assets to current liabilities as of August 31, 2002 was 2.8, as compared to 2.7 in 2001 and 2.4 in 2000. The debt to equity ratio was 0.6 at both August 31, 2002 and 2001 and 0.7 at August 31, 2000. The increases in working capital and current ratio are primarily due to increases in IEI's operating income.

Net cash flows provided by operating activities was $1,768,903 in 2002, $159,328 in 2001, and $430,458 in 2000. The increase in 2002 from the prior year is primarily the result of increases in IEI's net income, reduction in accounts receivable, and increase in accrued expenses. The decrease in 2001 from the prior year is primarily the result of a reduction in net income and a reduction in accounts payable and accrued expenses.

Net capital expenditures were $677,496, $299,382 and $291,221 for 2002, 2001 and 2000, respectively. The increase in expenditures in 2002 from the prior year is primarily due to the purchase of additional automated manufacturing equipment and related facility improvements. IEI anticipates having up to $220,000 in total capital expenditures primarily for the purchase of facility improvements and production and engineering equipment during fiscal 2003. We expect that a portion of our 2003 capital expenditures will be financed from our available equipment line of credit and the remainder from cash flow from operations.

As of August 31, 2002, IEI has $150,000 available under its equipment line of credit expiring February 28, 2003 and a bank demand line of credit available of up to $1,000,000. See Notes 5 and 6 to the Consolidated

Financial Statements. As of August 31, 2002, IEI had no outstanding borrowings under the demand line of credit and had approximately $605,000 in borrowings outstanding under equipment lines of credit.

Net cash flows provided by financing activities was $275,100 in 2002, $73,660 in 2001, and $176,090 in 2000. The increase in 2002 compared to the prior year is primarily the result of additional long-term debt obligations for equipment financing and proceeds from the exercise of stock options and warrants.

The following table summarizes our future contractual cash obligations as of August 31, 2002:

	2003	2004	2005	Total
Long-term obligations	$301,214	$219,420	$84,481	$605,115
Employment agreement	167,056	167,056	167,056	501,168
Operating lease obligations	145,180	96,787	-	241,967
	$613,450	$483,263	$251,537	$1,348,250

Management believes that its current cash position, together with internally generated funds at present sales levels and its available bank financing, will provide adequate cash reserves to satisfy its cash requirements for the next twelve months. Depending upon whether or not sufficient revenue and working capital is generated from profitable operations, IEI may require additional external funding. There is no assurance that profits will be generated, or that additional external funding will be obtainable, if such a need should arise.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, *"Business Combinations,"* and SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method. SFAS No. 142 eliminates the amortization of goodwill and certain other intangibles and instead subjects these assets to periodic impairment assessments. SFAS No. 142 is effective immediately for all goodwill and certain other intangible assets acquired after June 30, 2001. The implementation of SFAS Nos. 141 and 142 did not have any impact on IEI's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* SFAS No. 144 supersedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,"* and the accounting and reporting provisions of Accounting Principles Bulletin Opinion No. 30, *"Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."* SFAS No. 144 specifies accounting for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. IEI is required to implement SFAS No. 144 on September 1, 2002, and does not expect the implementation of this statement will have a material impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* SFAS No. 146 addresses the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for in accordance with Emerging Issues Task Force Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."* The scope of SFAS No. 146 includes costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are involuntarily terminated. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. IEI does not expect the implementation of this statement will have a material impact on its consolidated financial position or results of operations.

Risk Factors

Information provided by IEI in writing and orally, from time to time may contain certain "forward-looking" information as this term is defined by: (1) the Private Securities Litigation Reform Act of 1995 (the "Act") and (2) in releases made by the Securities and Exchange Commission. These risk factors are being described pursuant to the provisions of the Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. IEI cautions investors that any forward-looking statements made by IEI involve risks and uncertainties, which could cause actual results to differ materially from those projected.

IEI has identified certain risks and uncertainties as factors, which may impact on its operating results which are detailed below. All of these factors are difficult for IEI to forecast, and these or other factors can materially adversely affect IEI's business and operating results for one quarter or a series of quarters.

Concentration of Customers. IEI has a substantial number of customers but sells a large majority of its products to a small number of large customers. This concentration of customers may cause net sales and operating results to fluctuate from quarter to quarter based on major customers' requirements and the timing of their orders and shipments. Sales to IEI's largest customer accounted for approximately 37% of IEI's total net sales for the fiscal year ended August 31, 2002. IEI's industry has recently experienced significant consolidation, which may further increase IEI's concentration among its major customers. There can be no assurance that IEI's major customers will place additional orders, or that IEI will obtain orders of similar magnitude from other customers. IEI's operating results could be materially and adversely effected if any present or future major customer were to choose to reduce its level of orders, were to experience financial, operational or other difficulties that resulted in such a reduction in orders to IEI or were to delay paying or fail to pay IEI's receivables from such customer.

Reliance on Distribution Partners. We have historically sold the majority of our products through distribution. We believe that our future success is dependent upon retaining successful relationships with a variety of distribution partners. We have no long-term agreements with these partners and certain distribution partners also manufacture and sell products that compete with some of our products. We cannot be certain that we will be able to retain our current distribution partners or that these partners will devote adequate resources to selling our products. If we are unable to maintain our distribution partners or the partners do not devote adequate resources to the sale of our products, our operating results could be materially and adversely effected.

General Economic Conditions. Our business is subject to the effects of general economic conditions in the United States and globally. If the economic conditions in the United States and globally do not improve, or if we experience a worsening in the global economic slowdown, we may experience adverse impacts on our business, operating results and financial condition.

Limited Financial Resources. IEI has limited financial resources. It is therefore subject to all the risks generally associated with a small business having limited financial resources. For the years ended August 31, 2002, 2001 and 2000, IEI had net income of approximately $701,000, $136,000 and $355,000, respectively. There can be no assurance that IEI will continue profitable operations. Continued operations after the expenditure of IEI's existing cash reserves may require additional working capital to be generated by profitable operations or use of the bank lines of credit and/or additional financing. There can be no assurance that profits will continue or that additional external funding will be obtainable, if such a need should arise.

Dependence on Key Employees. The business of IEI is dependent upon the efforts of John Waldstein and certain other key management and technical employees. The loss or prolonged disability of such personnel could have a significant adverse effect on the business of IEI. IEI presently maintains a key man life insurance policy of $1,000,000 on John Waldstein, President, Chief Executive Officer, Chief Financial Officer and Treasurer.

Lack of New Product Development. IEI is engaged in an industry, which, as a result of extensive research and development, introduces new products on a regular basis. Current competitors or new market entrants may develop new products with features that could adversely effect the competitive position of IEI's products. There can be no assurance that IEI will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products or that IEI will be able to respond effectively to technological changes or product announcements by competitors. Any failure or delay in these goals could have a material adverse affect on IEI.

Fluctuations in Sales and Operating Results. The annual growth rates experienced by IEI are not necessarily indicative of future annual growth rates. Operating results may fluctuate due to factors such as the timing of new product announcements and introductions by IEI, its major customers and its competitors, market acceptance of new or enhanced versions of IEI's products, changes in the product mix of sales, changes in the relative proportions of sales among distribution channels or among customers within each distribution channel, changes in manufacturing costs, competitive pricing pressures, the gain or loss of significant customers, increased research and development expenses associated with new product introductions and general economic conditions. A limited number of customers have accounted for a significant portion of sales in any particular quarter. In addition, IEI typically operates with a relatively small backlog. As a result, quarterly sales and operating results generally depend on the volume, timing of, and ability to fulfill orders received within the quarter which are difficult to forecast. In this regard, IEI may recognize a substantial portion of its sales in a given quarter from sales booked and shipped in the last weeks of that quarter. A delay in customer orders, resulting in a shift of product shipment from one quarter to another, could have a significant effect on IEI's operating results in a quarter. In addition, competitive pressure on pricing in a given quarter could adversely affect IEI's operating results, or such price pressure over an extended period could adversely affect IEI's long-term profitability.

IEI establishes its expenditure levels for sales and marketing and other expenses based, in large part, on its expected future results. As a result, if sales fall below expectations, there would likely be a material adverse effect on operating results because only a small portion of IEI's expenses vary with its sales in the short-term.

Competition. Other companies in the industry offer products in competition with those of IEI. Many of the companies with which IEI competes are substantially larger, have greater resources and market a larger line of products. IEI expects competition to increase significantly in the future from existing competitors and new companies that may enter IEI's existing or future markets. IEI competes with a number of large multinational companies including: Assa Abloy, Bosch, General Electric, Honeywell International, Ingersoll Rand, Kaba and Tyco, some of whom have recently expanded their position in the marketplace by acquiring companies that design competing products. We also compete against a number of smaller companies. Some of our competitors sell significant amounts of other products to our current and prospective customers.

Our competitors' broad product portfolios, coupled with already existing relationships, may cause our customers to buy our competitors' products or harm our ability to attract new customers. Increased competition could adversely affect IEI's sales and profitability. There can be no assurance that IEI will be able to continue to compete successfully with its existing competitors or with new competitors.

Investments and Acquisitions. Although we have no current agreements to do so, we intend to consider investing in or acquiring products, technologies or businesses. In the event of future investments or acquisitions, we could:

- issue stock that would dilute our current shareholders' percentage ownership; incur debt or assume liabilities;
- incur significant impairment charges related to the write-off of goodwill and purchased intangible assets;
- incur significant amortization expenses related to purchased intangible assets; or
- incur large and immediate write-offs for in-process research and development and stock-based compensation.

Our integration of any acquired products, technologies or businesses may also involve numerous risks including:

- problems and unanticipated costs associated with combining the purchased products, technologies, or businesses;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- risks associated with entering markets in which we have limited or no prior experience, and;
- potential loss of key employees, particularly those of the acquired organizations.

We may be unable to successfully integrate any products, technologies, businesses or personnel that we might acquire in the future.

Lack of Patent Protection. Although IEI has obtained some patent, trademark, trade secret and copyright protection for certain of its products and software, management believes that competitors may be able to market certain products similar to those sold by IEI.

Offshore Production. IEI is currently having some of its finished products manufactured in Asia. IEI presently maintains certain manufacturing molds in Asia and has a significant amount of components for some products manufactured in Asia. There can be no assurance that the Asian political or economic environment will remain sufficiently stable or that other factors will allow for reliable and consistent delivery of product.

Dependence on Single Source of Supply. IEI is dependent upon sole source suppliers for a number of key components and parts used in IEI's products. There can be no assurance that these suppliers will be able to meet IEI's future requirements for such components or that the components will be available to IEI at favorable prices, or at all. Any extended interruption in the supply or significant increase in price of any such components could have a material adverse effect on IEI's operating results in any given period.

Foreign Sales. During the year ended August 31, 2002, IEI's foreign sales represented approximately 8% of net sales. There may be a reduction in IEI's foreign sales from the 2002 level in the event of significant changes in foreign exchange rates or political and economic instability in foreign countries.

Limited Market for Common Stock. There is a limited market for IEI's common stock and there can be no assurance that even this limited market will be sustained. Holders of IEI's common stock may have difficulty selling their shares or may have difficulty selling them at a favorable price.

Maintain SmallCap Listing on NASDAQ. There can be no assurance that IEI will continue to meet the SmallCap standards to maintain its listing on NASDAQ. If IEI is unable to maintain its SmallCap listing on NASDAQ, holders of IEI's common stock may have difficulty selling their shares at a favorable price, or at all, and it may be more difficult for IEI to obtain additional financing.

Volatility of Stock Price. IEI's stock price is subject to significant volatility. If revenues or earnings in any quarter fail to meet the investment community's expectations, announcements of new products by IEI or its competitors and other events or factors could have an immediate impact on IEI's stock price. The stock price may also be affected by broader market trends unrelated to IEI's performance.

Insiders have Substantial Control. Our executive officers, directors and entities affiliated with them beneficially own, in the aggregate, a significant portion of our outstanding common stock. Although there are no current agreements among the parties, these shareholders, if acting together, would be able to influence significantly all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	August 31	
	2002	2001
Current assets:		
Cash and cash equivalents	$2,916,461	$1,549,954
Accounts receivable, net of allowance for doubtful accounts and returns of $209,000 and $215,000 in 2002 and 2001, respectively	716,204	1,211,884
Inventories	778,398	848,742
Deferred income taxes	391,000	330,000
Other current assets	269,912	239,486
Total current assets	5,071,975	4,180,066
Property and equipment, net of accumulated depreciation and amortization	810,414	476,359
Other assets:		
Deferred income taxes	56,000	88,000
Other	21,711	36,711
Total other assets	77,711	124,711
	$5,960,100	$4,781,136

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Accounts payable	$204,675	$330,627
Accrued expenses	1,307,121	987,306
Income taxes payable	-	31,000
Current portion of long-term obligations	301,214	218,066
Total current liabilities	1,813,010	1,566,999
Long-term obligations, less current portion	303,901	201,488
Commitments		
Shareholders' equity:		
Common stock, $0.01 par value:		
Authorized, 5,984,375 shares		
Issued 1,643,731 and 1,589,313 shares in 2002 and 2001, respectively	16,437	15,893
Capital in excess of par value	4,997,786	4,868,791
Accumulated deficit	(1,132,390)	(1,833,391)
Less treasury stock, at cost - 35,000 shares	(38,644)	(38,644)
Total shareholders' equity	3,843,189	3,012,649
	$5,960,100	$4,781,136

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended August 31		
	2002	2001	2000
Net sales	$11,795,255	$10,584,081	$11,452,278
Cost of sales	6,293,738	5,884,800	6,295,556
Gross profit	5,501,517	4,699,281	5,156,722
Operating expenses:			
Research and development costs	1,059,598	1,045,389	1,201,859
Selling, general and administrative expenses	3,674,413	3,525,479	3,732,147
Total operating expenses	4,734,011	4,570,868	4,934,006
Income from operations	767,506	128,413	222,716
Interest expense	(28,558)	(32,329)	(29,706)
Other income	36,053	77,116	81,755
Income before income taxes	775,001	173,200	274,765
Provision (benefit) for income taxes	74,000	37,000	(80,000)
Net income	$701,001	$136,200	$354,765
Net income per share:			
Basic	$0.45	$0.09	$0.23
Diluted	$0.40	$0.08	$0.21
Shares used in computing net income per share:			
Basic	1,575,262	1,539,145	1,524,964
Diluted	1,742,728	1,647,282	1,688,549

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended August 31, 2002, 2001 and 2000

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Treasury Stock		Total
	Shares	Amount			Shares	Cost	
BALANCE, August 31, 1999	1,533,301	$15,333	$4,806,955	$(2,324,356)	35,000	$(38,644)	$2,459,288
Issuance of stock options	-	-	7,074	-	-	-	7,074
Stock issued upon exercise of stock options and warrants	37,512	375	39,962	-	-	-	40,337
Net income	-	-	-	354,765	-	-	354,765
BALANCE, August 31, 2000	1,570,813	15,708	4,853,991	(1,969,591)	35,000	(38,644)	2,861,464
Stock issued upon exercise of stock options	18,500	185	14,800	-	-	-	14,985
Net income	-	-	-	136,200	-	-	136,200
BALANCE, August 31, 2001	1,589,313	15,893	4,868,791	(1,833,391)	35,000	(38,644)	3,012,649
Stock issued upon exercise of stock options and warrants	54,418	544	88,995	-	-	-	89,539
Tax benefits for stock options and warrants	-	-	40,000	-	-	-	40,000
Net income	-	-	-	701,001	-	-	701,001
BALANCE, August 31, 2002	1,643,731	$16,437	$4,997,786	$(1,132,390)	35,000	$(38,644)	$3,843,189

See notes to consolidated financial statements.

INTERNATIONAL ELECTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended August 31		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$701,001	$136,200	$354,765
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	358,441	329,374	343,691
Stock options and warrants issued for professional services	-	-	7,074
Tax benefit for stock options and warrants	40,000	-	-
Deferred income taxes	(29,000)	6,000	(95,000)
Changes in operating assets and liabilities:			
Accounts receivable	495,680	(76,756)	(410,796)
Inventories	70,344	(16,749)	201,104
Other current assets	(30,426)	10,611	(67,926)
Accounts payable and accrued expenses	193,863	(245,352)	144,546
Income taxes payable	(31,000)	16,000	(47,000)
Net cash provided by operating activities	1,768,903	159,328	430,458
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net purchase of property and equipment	(677,496)	(299,382)	(291,221)
Other assets	-	(26,011)	-
Net cash used in investing activities	(677,496)	(325,393)	(291,221)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Additions to debt obligations	478,728	256,748	280,727
Payments of debt obligations	(293,167)	(198,073)	(144,974)
Proceeds from exercise of stock options and warrants	89,539	14,985	40,337
Net cash provided by financing activities	275,100	73,660	176,090
CASH AND CASH EQUIVALENTS – increase (decease) during the year	1,366,507	(92,405)	315,327
CASH AND CASH EQUIVALENTS, beginning of year	1,549,954	1,642,359	1,327,032
CASH AND CASH EQUIVALENTS, end of year	$2,916,461	$1,549,954	$1,642,359
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	$28,558	$31,538	$29,984
Income taxes paid	$72,100	$425	$2,500

See notes to consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

International Electronics, Inc. and subsidiaries ("IEI") designs, manufactures, markets and sells electronic products for the security industry and other commercial applications.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of International Electronics, Inc. and its majority-owned subsidiary, Ecco Industries, Inc. ("Ecco"), and its wholly owned subsidiary, International Electronics Europe Limited. All material intercompany transactions, balances and profits have been eliminated.

Cash Equivalents

IEI considers all highly liquid instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The fair value of IEI's assets and liabilities which constitute financial instruments approximate their recorded value.

Concentration of Credit Risk

Financial instruments that potentially subject IEI to concentrations of credit risk are cash, cash equivalents, and accounts receivable. IEI has no significant off-balance-sheet concentrations such as foreign exchange contracts, option contracts or other hedging arrangements. The majority of IEI's cash is maintained with a commercial bank, and cash equivalents are U.S. Government securities. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom IEI makes substantial sales (see Note 11).

Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Reserves are recorded for slow-moving, obsolete, unsalable or unusable items based upon a product-level review.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the applicable assets.

	Estimated lives
Machinery and equipment	3-7 years
Office furniture and equipment	2-7 years
Leasehold improvements	Life of lease

Other Assets

Other assets include a license for certain technology embedded in IEI's products. The license is amortized over its estimated three-year useful life.

Significant Estimates and Assumptions

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from product sales is recognized upon shipment provided there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection of the related receivable is probable. If uncertainties exist, IEI recognizes revenue when these uncertainties are resolved. An allowance for estimated future returns is recorded at the time revenue is recognized based on IEI's historical experience. Estimated product warranty costs are recorded at the time of product revenue recognition.

Research and Development Costs

All research and development costs are charged to operations as incurred.

Net Income Per Share

Basic net income per share is computed by dividing net income by weighted-average common shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted-average number of common and dilutive option and warrant shares outstanding based on the average market price of IEI's common stock (under the treasury stock method).

The calculations for diluted net income per share do not include aggregate stock options and warrants of 1,000, 186,667, and 36,000 for the years ended August 31, 2002, 2001 and 2000, respectively.

The following table sets forth the computation of the weighted-average number of shares used in calculating basic and diluted net income per share:

	2002	2001	2000
Weighted-average shares outstanding for basic net income per share	1,575,262	1,539,145	1,524,964
Effect of dilutive option and warrant shares	167,466	108,137	163,585
Total shares for diluted net income per share	1,742,728	1,647,282	1,688,549

Employee Stock-Based Compensation

IEI uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees,"* as permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, *"Accounting for Stock-Based Compensation"*, to account for all of its employee and director stock-based compensation plans.

Nonemployee Stock-Based Compensation

IEI complies with the provisions of SFAS No. 123 relating to the accounting for awards of stock-based compensation to nonemployees. Accordingly, stock-based compensation awarded to nonemployees is accounted for using the fair-value method.

Comprehensive Income

IEI reports comprehensive income in accordance with SFAS No. 130, *"Reporting Comprehensive Income."* Comprehensive income for each of the three years in the period ended August 31, 2002 does not differ from the reported net income.

Disclosure About Segments of an Enterprise

IEI has adopted SFAS No. 131, *"Disclosure About Segments of an Enterprise and Related Information,"* which requires companies to report selected information about operating segments, products and services, geographic areas, and major customers. Operating segments are determined based on the way the chief operating decision-maker organizes the business for making operating decisions and assessing performance. IEI has determined that it conducts its operations in one business segment.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *"Business Combinations"*, and SFAS No. 142, *"Goodwill and Other Intangible Assets."* SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting and prohibits the use of the pooling-of-interests method. SFAS No. 142 eliminates the amortization of goodwill and certain other intangibles and, instead, subjects these assets to periodic impairment assessments. SFAS No. 142 was effective immediately for all goodwill and certain other intangible assets acquired after June 30, 2001. The implementation of SFAS No's. 141 and 142 did not have any impact on IEI's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* SFAS No. 144 supersedes SFAS No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,"* and the accounting and reporting provisions of APB Opinion No. 30, *"Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."* SFAS No. 144 specifies accounting for long-lived assets to be disposed of by sale, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. IEI is required to implement SFAS No. 144 on September 1, 2002 and does not expect the implementation of this statement will have a material impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* SFAS No. 146 recognizes the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for in accordance with Emerging Issues Task Force Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)."* The scope of SFAS No. 146 includes costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and certain termination benefits provided to employees who are voluntarily terminated. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. IEI does not expect the implementation of this statement will have a material impact on its consolidated financial position or results of operations.

2. INVENTORIES

Inventories at August 31 consist of the following:

	2002	2001
Raw materials and subassemblies	$458,737	$578,839
Work in process	127,301	123,479
Finished goods	192,360	146,424
	$778,398	$848,742

3. PROPERTY AND EQUIPMENT

Property and equipment at August 31 consist of the following:

	2002	2001
Machinery and equipment	$1,667,094	$1,228,567
Office furniture and equipment	1,117,214	1,008,419
Leasehold improvements	295,287	165,113
	3,079,595	2,402,099
Less accumulated depreciation and amortization	(2,269,181)	(1,925,740)
	$810,414	$476,359

4. ACCRUED EXPENSES

Accrued expenses at August 31 consist of the following:

	2002	2001
Payroll and related amounts	$475,458	$323,050
Warranty	395,833	347,833
Professional fees	250,727	150,952
Other	185,103	165,471
	$1,307,121	$987,306

5. LONG-TERM OBLIGATIONS

Long-term obligations at August 31 consist of the following:

	2002	2001
Equipment line of credit, 4.75%-9.50% (Note 6)	$605,115	$417,948
Collateralized 8% equipment loans	-	1,606
	605,115	419,554
Less current portion	(301,214)	(218,066)
	$303,901	$201,488

The future principal payments on long-term obligations as of August 31, 2002 are $301,214 in 2003, $219,420 in 2004, and $84,481 in 2005.

6. BANK ARRANGEMENTS

As of August 31, 2002, IEI has available an equipment line of credit that provides for remaining borrowings of up to $150,000 expiring February 28, 2003, and a demand line of credit that provides for borrowings of up to $1,000,000. Both lines of credit are at the bank's prime rate of interest (4.75% at August 31, 2002), and all of IEI's assets are collateralized under these arrangements. The credit agreements contain certain restrictive covenants including covenants limiting the payment of dividends, a minimum debt-to-tangible-net-worth ratio, and annual net income. As of August 31, 2002, no borrowings have been made under the demand line of credit and IEI has an aggregate of $605,115 outstanding as equipment debt which is payable in monthly installments through May 2005 (Note 5).

7. COMMITMENTS

Leases

IEI leases an administrative and production facility at an annual rate of $145,000 under an operating lease which expires in April 2004. IEI has the option to renew the lease for an additional two years at an annual rate of $157,000. IEI is also responsible for certain real estate taxes, utilities and maintenance costs related to the leased property. Such contingent rental obligations are recognized as incurred. Total rental expense for operating leases for the years ended August 31, 2002, 2001 and 2000 amounted to approximately $234,000, $197,000 and $198,000, respectively.

Employment Arrangements

IEI has a continuous, three-year employment agreement with its president and chief executive officer providing minimum annual aggregate compensation of approximately $167,000. This employment agreement contains certain termination provisions. In addition, IEI has employment arrangements with certain other key management that require salary and benefit continuation for one year (representing an aggregate of approximately $440,000 in salaries as of August 31, 2002) in the event of a termination of such employment as a result of an acquisition, merger or sale of assets of IEI (an "Acquisition").

Settlement

In June 2002, IEI reached a settlement with a customer whereby IEI received payment of $160,000 in exchange for the cancellation of the customer's purchase commitment. The settlement is included in net sales in the accompanying consolidated statements of income.

8. INCOME TAXES

The provision (benefit) for income taxes is comprised of the following for the years ended August 31:

	2002	2001	2000
Current:			
Federal (net of tax benefits for operating loss carryforwards of $220,000, $108,000 and $100,000 in 2002, 2001 and 2000, respectively, and tax credits of $10,000 in 2002)	$3,000	$ -	$ -
State	60,000	31,000	15,000
Total current provision	63,000	31,000	15,000
Deferred:			
Federal	10,000	5,000	(103,000)
State	1,000	1,000	8,000
Total deferred provision (benefit)	11,000	6,000	(95,000)
Total provision (benefit)	$74,000	$37,000	$(80,000)

IEI's effective tax rate differs from the statutory federal income tax rate due to the following for the years ended August 31:

	2002	2001	2000
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	6.2	11.8	3.8
Amortization of goodwill	-	-	7.8
Other permanent items	0.6	0.9	4.1
Recognition of previously reserved tax assets	(32.2)	(62.9)	(109.6)
Other	0.9	37.6	30.8
Effective tax rate	9.5%	21.4%	(29.1)%

As of August 31, 2002, IEI has remaining net operating loss carryforwards of approximately $100,000, expiring in varying amounts through 2005. Net operating loss carryforwards may be limited in the event of certain circumstances, including significant changes in ownership interests.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Valuation allowances were previously recorded to offset net deferred tax assets due to the uncertainty of realizing the benefit of some assets. During the years ended August 31, 2002 and 2001, IEI reduced its valuation allowance by $270,000 and $88,000, respectively, because of utilization of IEI's net operating loss carryforwards and tax credits, and management's assessment of the likelihood of recovery of such assets.

The following is a summary of the significant components of IEI's deferred tax assets at August 31:

	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$33,000	$260,000
Tax credits	-	10,000
Accounts receivable reserves	84,000	86,000
Inventories and related reserves	254,000	220,000
Other	36,000	23,000
Depreciation	40,000	89,000
Valuation allowance	-	(270,000)
	$447,000	$418,000

9. *CAPITAL TRANSACTIONS*

Stock Options

Since 1988, IEI has approved and reserved shares of common stock for nonqualified and incentive stock option plans for the benefit of certain employees, nonemployee directors, and key advisors. The option plans are administered by a committee appointed by the Board of Directors (the "Committee"), which determines the terms of options including the exercise price, expiration date (no longer than 10 years), number of shares and vesting provisions. All options vest at the rate of 25% per year with the exception of options issued to certain officers, nonemployee directors, and key advisors with vesting provisions established by the Committee. All of the options vest 100% and are fully exercisable in the event of an Acquisition of IEI, as defined by the plan. At August 31, 2002, 59,726 shares remain available for future grants.

A summary of activity of the stock option plans is as follows:

	Shares	Wght. Ave. Exercise Price
Outstanding, August 31, 1999	356,430	$1.38
Granted (weighted-average fair value of $1.66)	48,500	2.48
Exercised	(20,000)	1.42
Canceled/expired	(8,621)	1.28
Outstanding, August 31, 2000	376,309	1.53
Granted (weighted-average fair value of $1.36)	48,000	2.02
Exercised	(18,500)	0.81
Canceled/expired	(4,149)	1.19
Outstanding, August 31, 2001	401,660	1.63
Granted (weighted-average fair value of $2.26)	7,500	2.71
Exercised	(49,752)	1.63
Canceled/expired	(9,035)	1.50
Outstanding, August 31, 2002	350,373	$1.65

The following table summarizes information concerning outstanding and exercisable options as of August 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.72-$1.00	24,800	1.52	$0.83	24,800	$0.83
1.01-2.00	240,073	5.08	1.45	204,240	1.42
2.01-2.81	84,500	7.08	2.44	46,625	2.43
5.51	1,000	9.89	5.51	-	-
	350,373	5.33	$1.65	275,665	$1.54

Stock Warrants

IEI has issued stock warrants in connection with certain services and financing arrangements. A summary of activity of stock warrants is as follows:

	Consultants	Officers	Debt	Total
Outstanding, August 31, 1999	46,167	35,000	2,512	83,679
Exercised	(15,000)	-	(2,512)	(17,512)
Expired	(3,333)	-	-	(3,333)
Outstanding, August 31, 2000	27,834	35,000	-	62,834
Expired	(10,000)	-	-	(10,000)
Outstanding, August 31, 2001	17,834	35,000	-	52,834
Exercised	(4,666)	-	-	(4,666)
Outstanding, August 31, 2002 (weighted-average exercise price of $1.24)	13,168	35,000	-	48,168
Exercisable	13,168	35,000	-	48,168
Exercise prices	$0.72-$1.69	$0.74-$2.12	$ -	$0.72-$2.12

IEI has granted certain "piggy-back" rights to certain warrant holders with respect to the registration of such shares underlying the warrants with the Securities and Exchange Commission.

Employee Stock-Based Compensation

With respect to employee and director stock-based compensation, IEI has adopted the disclosure-only requirements of SFAS No. 123. Accordingly, no compensation cost has been recognized in the accompanying consolidated financial statements for employee and director stock-based compensation awarded under employee stock option plans as the option exercise price equals the market price of the underlying stock on the date of grant. If compensation cost had been determined for awards under IEI's employee and director stock option plans based on the fair value of the awards at the date of grant, in accordance with the provisions of SFAS No. 123, IEI's net income and net income per share for the years ended August 31, 2002, 2001 and 2000 would have decreased to the pro forma amounts indicated below:

	2002	2001	2000
Net income - as reported	$701,001	$136,200	$354,765
Net income - pro forma	650,476	83,991	322,366
Net income per diluted share - as reported	$0.40	$0.08	$0.21
Net income per diluted share - pro forma	0.37	0.05	0.19

The pro-forma disclosures presented are not necessarily representative of the effects on reported net income for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with an assumed risk-free interest rate of 3.5% in 2002, 5.0% in 2001, and 5.5% in 2000, an expected life of five years, and an expected volatility of 120% in 2002 and 80% in both 2001 and 2000 and assumes no dividends will be paid for 2002, 2001 and 2000.

Common Stock Reserved

Common stock reserved for future issuance at August 31, 2002 consists of the following:

Stock warrants	48,168
Stock options	410,099
	458,267

10. BENEFIT PLAN

IEI sponsors a savings plan for its employees, which has been qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deductions within statutory and plan limits. Contributions from IEI are made at the discretion of the Board of Directors. IEI has made no contributions to the 401(k) plan to date.

11. VENDORS, CUSTOMERS AND SALES INFORMATION

IEI is dependent upon sole-source suppliers for a number of key components of its products. There can be no assurance that these suppliers will be able to meet IEI's future requirements for such components or that the components will be available at favorable terms. Any extended interruption in the supply of any such components or any significant price increase could have a material adverse effect on IEI's operating results in any given period.

One customer in 2002, two in 2001 and one in 2000 each contributed more than 10% of net sales, representing an aggregate of 37% of net sales in 2002, 46% in 2001, and 36% in 2000. The accounts receivable from these customers amounted to approximately $156,000 and $542,000 at August 31, 2002 and 2001, respectively.

IEI sources a significant amount of components, manufactures products and maintains certain molds for its products in Asia. IEI believes that such sourcing reduces its cost of sales through lower parts, labor and tooling costs. There can be no guarantee that the Asian political or economic environment will remain sufficiently stable to allow reliable and consistent delivery of product. Any extended interruption in the supply or significant increase in the price of any such components and products could have a material adverse effect on IEI's operating results in any given period. International sales, primarily to Canada, Europe and Mexico, were 8% of net sales in 2002, 10% in 2001, and 8% in 2000. The majority of IEI's long-lived assets are located in the United States of America.

IEI sales by product category consists of the following for the years ended August 31:

	2002	2001	2000
Access control and keypad	$11,218,877	$9,992,730	$10,716,817
Glassbreak detectors	576,378	591,351	735,461
	$11,795,255	$10,584,081	$11,452,278

12. OTHER INCOME

Other income consists of the following for the years ended August 31:

	2002	2001	2000
Interest	$36,053	$77,360	$77,530
Other (expenses) income	-	(244)	4,225
	$36,053	$77,116	$81,755

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
International Electronics, Inc.
Canton, Massachusetts

We have audited the accompanying consolidated balance sheets of International Electronics, Inc. and subsidiaries (the "Company") as of August 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of International Electronics, Inc. and subsidiaries as of August 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Boston, Massachusetts
October 18, 2002

COMMON STOCK PRICES (unaudited)

International Electronics, Inc. common stock, $0.01 par value per share, is traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") SmallCap market under the symbol "IEIB". As of November 4, 2002, we estimate that there were approximately 1,100 beneficial holders of our common stock. The following table sets forth the high and low sales prices for IEI's common stock per NASDAQ.

	Fiscal Year 2002		Fiscal Year 2001	
	High	Low	High	Low
First Quarter	$2.66	$1.46	$2.50	$2.00
Second Quarter	2.26	1.89	2.53	1.75
Third Quarter	6.89	2.00	2.44	1.40
Fourth Quarter	6.34	2.22	1.75	1.30

10-KSB STATEMENT

A copy of IEI's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be furnished without charge to each shareholder upon receipt of a written request. Requests should be addressed to Mr. John Waldstein, President/Treasurer, International Electronics, Inc., 427 Turnpike Street, Canton, Massachusetts 02021.

OFFICERS, DIRECTORS, AND SHAREHOLDER REFERENCE

Officers and Directors

John Waldstein
Chairman, President, Chief Executive Officer,
Chief Financial Officer, Treasurer and Director

Christopher Hentschel
Vice President of Engineering

Diane Balcom
Director
Director of Development of Achieva

Heath Paley
Director
President of Comorant, Inc.

Steven Tannenbaum
Director
President of Greenwood Investments, Inc.

General Counsel

Cohan Rasnick Myerson LLP
Boston, MA

Independent Auditors

Deloitte & Touche LLP
Boston, MA

Transfer Agent

American Stock Transfer
New York, New York

Trading Symbol

NASDAQ SmallCap Market Symbol - IEIB

Annual Meeting of Shareholders

Wednesday, April 2, 2003
2:00 p.m.
Cohan Rasnick Myerson LLP
One State Street
Boston, MA 02109

Corporate Address

427 Turnpike Street
Canton, Massachusetts 02021
781-821-5566
www.ieib.com

INTERNATIONAL
IEI®
ELECTRONICS, INC